Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 29

DATED JULY 14, 2006
TO THE PROSPECTUS DATED AUGUST 31, 2005
OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 29 supplements certain information contained in our prospectus dated August 31, 2005, as supplemented by Supplement No. 13 dated January 11, 2006, Supplement No. 21 dated April 11, 2006, Supplement No. 25 dated June 13, 2006, Supplement No. 26 dated June 23, 2006, Supplement No. 27 dated June 27, 2006 and Supplement No. 28 dated July 6, 2006.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections entitled "Business and Policies" and "Plan of Distribution" as described below.  You should read this Supplement No. 29 together with our prospectus dated August 31, 2005 and each of the foregoing supplements thereto.

Business and Policies

This section supplements the discussion contained in the prospectus under the heading "Business and Policies," which begins on page 107 of the prospectus.  A new subsection titled "Description of Real Estate Assets" has been added by Supplement No. 13 after the discussion of "Other Policies," which ends on page 114 of the prospectus.

Description of Real Estate Assets

Property Transactions – Acquired Properties

Our joint venture, Minto Builders (Florida), Inc., referred to herein as MB REIT, purchased the following property on the date indicated below.

The Market at Hilliard; Hilliard, Ohio

On July 11, 2006, MB REIT acquired, through a wholly-owned subsidiary formed for this purpose, a fee simple interest in a shopping center known as The Market at Hilliard containing approximately 107,544 gross leasable square feet.  The center is located at 1852 Hilliard Rome Road in Hilliard, Ohio in the southwest submarket of the Columbus retail market.  The Market at Hilliard was built over a three-year period beginning in 2003.  As of July 1, 2006, this property was ninety-seven percent (97%) occupied, with a total of approximately 104,656 square feet leased to ten (10) tenants.  The property competes with at least five other retail centers in the Columbus retail market for sales, tenants or both.

MB REIT purchased this property from an unaffiliated third party, Continental/HR, LLC, for approximately $20.3 million of which approximately $1.0 million remains subject to a future earnout regarding 2,888 gross leasable square feet of vacant and unoccupied space. MB REIT may later borrow monies using this property as collateral.

In connection with the acquisition of this property by MB REIT, the seller has agreed to place approximately $476,000 in escrow which amount will be paid back to the seller over the course of nine (9) months following the closing if Office Max meets certain rent and pass-through obligations under its lease.  If Office Max fails to meet any of its monthly rent or pass-through obligations and does not timely cure that default under its lease, the remaining escrowed amount will be released to the purchaser.

Also in connection with the acquisition of this property, MB REIT has agreed to purchase a contiguous parcel of land to the north at the seller’s option if certain conditions are met by seller, including a condition that the property be developed and that 75% of the gross leasable area be leased and occupied within thirty-six (36) months of the closing of the purchase of The Market at Hilliard by MB REIT.  Seller is under no obligation to develop or sell the property to MB REIT and may sell this contiguous parcel to a third party.  Seller also has the right to contribute this contiguous parcel to a joint venture with MB REIT in which seller would retain an interest.  If this contiguous parcel is sold to Target Corporation (“Target”), MB REIT has agreed to sell a small portion of parking lot space of The Market at Hilliard back to seller for one dollar, which portion will in turn be conveyed by seller to Target.  These two properties are subject to a reciprocal easement agreement which provides, among other things, that each property will be subject to the “exclusive use” clauses in the leases of the existing tenants of the other property, except that this restriction will only apply to leases of the parcel owned by MB REIT if the tenant in the contiguous parcel with a right to “exclusive use” leases at least 10,000 square feet.

MB REIT does not intend to make significant repairs or improvements to this property over the next few years.  However, if any repairs or improvements are made, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their leases.

MB REIT is of the opinion that the property is adequately covered by insurance.

Four (4) retail tenants, Michaels, Bed, Bath & Beyond, OfficeMax and Old Navy, each lease more than ten percent (10%) of the total gross leasable area of the property.  The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

			Base Rent
	Approximate	% of	Per Square
	GLA Leased	Total	Foot Per	Renewal	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Options	Beginning	To
Michaels	21,517	20	12.00	4/5 yr.	05/05	06/14

Bed, Bath & Beyond	20,000	19	12.48	3/5 yr.	12/03	01/14

OfficeMax	19,961	19	12.00	3/5 yr.	02/04	03/16

Old Navy	16,800	16	13.75	2/5 yr.	09/04	08/09
			15.13		09/09	08/14

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants only require the tenants to pay these expenses up to a certain amount.

Real estate taxes paid in 2006 for the tax year ended 2005 (the most recent tax year for which information is generally available) were approximately $220,000.  The real estate taxes paid were calculated by multiplying The Market at Hilliard's assessed value by a tax rate of 3.689%.

For federal income tax purposes, the depreciable basis in this property will be approximately $15.2 million.  MB REIT calculates depreciation expense for tax purposes using the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

The following table sets forth certain information with respect to the expiration of leases currently in place at this property:

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2006	-	-	-	-
2007	-	-	-	-
2008	-	-	-	-
2009	2	12,467	221,074	14.79%
2010	1	1,460	36,500	2.87%
2011	2	6,127	125,794	10.17%
2012	1	6,324	132,804	11.95%
2013	-	-	-	-
2014	3	58,317	738,804	75.52%
2015	-	-	-	-

The table below sets forth certain information with respect to the occupancy rate at the Market at Hilliard expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)
2005	100%	11.58
2004	94%	6.65
2003	100%	12.48

Property Transactions – Probable Acquisitions

MB REIT has identified the following property as a probable acquisition:

Dulles Executive Office Plaza; Herndon, Virginia

MB REIT anticipates purchasing a fee simple interest in two freestanding office buildings known as Dulles Executive Office Plaza containing a total of approximately 379,596 of gross leasable square feet.  The buildings are located at 13530 and 13560 Dulles Technology Drive, in Herndon, Virginia. The 13530 building ("Plaza I") has approximately 189,832 square feet leased to six (6) tenants.  The 13560 building ("Plaza II") has approximately 189,764 square feet leased to one (1) tenant.  Dulles Executive Office Plaza was built over a two-year period beginning in 2000.  As of July 1, 2006, Plaza I was approximately eighty-three percent (83%) occupied and Plaza II was one hundred percent (100%) occupied. The property competes with at least thirty-four (34) other office centers in the Northern Virginia area.

MB REIT anticipates purchasing this property from an unaffiliated third party, Valley View Associates, Limited Partnership, for approximately $125.0 million.  MB REIT anticipates purchasing this property for cash and may later borrow monies using this property as collateral.

If this property is acquired, MB REIT intends to make significant repairs or improvements to this property over the next twelve (12) months. Window caulking on the buildings in the amount of approximately $477,000 and repairs to a parking garage floor in the amount of approximately $150,000 will be credited by the seller against the purchase price at closing to defray the costs of improvement.  The tenants would be obligated to pay a shared amount of certain other qualifying improvements pursuant to the provisions of their leases.

MB REIT is of the opinion that the property will be adequately covered by insurance.

Two tenants, Lockheed Martin Corporation and Cisco Systems, each lease more than ten percent (10%) of the total gross leasable area of the property.  The leases require these tenants to pay base annual rent on a monthly basis as follows:

		% of	Base Rent
	GLA Leased	Total	Foot Per	Renewal	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Options	Beginning	To
Plaza I
Lockheed Martin Corporation	65,831	17	25.50	*	03/06	02/07
			26.14		03/07	02/08
			26.79		03/08	02/09
			27.46		03/09	02/10
			28.15		03/10	02/11
			28.85		03/11	02/12
			29.57		03/12	02/13

Lockheed Martin Corporation	33,037	9	26.50	1/5 yr.	06/06	05/07
			27.30		06/07	05/08
			28.12		06/08	05/09
			28.96		06/09	05/10
			29.83		06/10	05/11
			30.72		06/11	12/11

Plaza II
Cisco Systems, Inc. / Lockheed Martin Corporation**	189,764	50	26.05	2/5 yr	06/06	05/07
			26.77		06/07	05/08
			27.51		06/08	05/09
			28.26		06/09	05/10
			29.04		06/10	05/11

*    Tenant has one option of extending the term of the lease for either three (3) or five (5) years.

**  Valley View Associates, as landlord, Cisco Systems, Inc. ("Cisco") and Lockheed Martin Corporation       ("Lockheed") entered into an agreement in August 2004 to sublease their space to Lockheed        pursuant to which the parties agreed, among other things, that Lockheed would pay rent to Cisco and        Cisco would remain primarily liable to the landlord for rent obligations under the lease until the        expiration of the initial term on May 31, 2011.

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may limit the liability for these expenses to a prorata share in excess of the expenses for a specified base year.

Real estate taxes payable in 2006 for the tax year ended 2006 (the most recent tax year for which information is generally available) are approximately $862,073.  The real estate taxes payable were calculated by multiplying Dulles Executive Office Plaza's assessed value by a tax rate of 1.0910%.

For federal income tax purposes, the depreciable basis in this property, if acquired, will be approximately $93.8 million.  When MB REIT calculates depreciation expense for tax purposes, it will use the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

The following table sets forth certain information with respect to the expiration of leases currently in place at this property:

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2006	1	1,744	49,704	0.52%
2007	1	14,777	518,153	5.35%
2008	1	4,326	112,822	1.21%
2009	-	-	-	-
2010	-	-	-	-
2011	4	259,881	8,517,903	81.77%
2012	-	-	-	-
2013	1	65,831	1,946,623	100.00%
2014	-	-	-	-
2015	-	-	-	-

The table below sets forth certain information with respect to the occupancy rate at Dulles Executive Office Plaza expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)
2005	65%	28.95
2004	65%	26.95
2003	65%	26.33
2002	65%	26.68
2001	65%	26.16

Plan of Distribution

The following information, which was previously inserted at the end of the "Plan of Distribution" section on page 171 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in our offering as of July 12, 2006.

	Shares	Gross proceeds ($) (1)	Commissions and fees ($) (2)	Net proceeds ($) (3)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the offering:	62,533,660	625,336,600	65,660,343	559,676,257

Shares sold pursuant to our distribution reinvestment program:	497,648	4,727,656	-	4,727,656

	63,051,308	630,264,256	65,660,343	564,603,913

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.